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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                           Edge Petroleum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  279862 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Robert Gorlin
                           Guardian Industries Corp.
                                2300 Harmon Road
                          Auburn Hills, Michigan 48326-2170
                                 (248) 340-2178

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 4, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)




                         (Continued on following pages)

CUSIP No. 600533 20 2                                                     Page 2
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    MR. WILLIAM DAVIDSON
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,253,904
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,253,904
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,253,904
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 600533 20 2                                                     Page 3
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    GUARDIAN INDUSTRIES CORP.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,253,904
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,253,904
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,253,904
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 600533 20 2                                                     Page 4
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    GUARDIAN ENERGY MANAGEMENT CORP.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    MICHIGAN
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,253,904
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,253,904
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,253,904
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

        This statement relates to the Common Stock, par value $0.01 (the "Common Stock") of Edge Petroleum Corp. (the "Issuer"). The address of the Issuer's principal executive office is Travis Tower, 1301 Travis, Suite 2000, Houston, Texas 77002.

ITEM 2.           IDENTITY AND BACKGROUND

Mr. Davidson is a United States citizen whose principal occupation is as President and Chief Executive Officer of Guardian Industries Corp. ("Guardian"), a Delaware corporation primarily engaged in (i) the manufacture and marketing of float glass and fabricated glass products in the commercial and residential construction industries, (ii) the manufacture of fiberglass products and the distribution of fiberglass and building material products, and (iii) supplying vehicle glass and exterior trim systems to the global automotive industry. Mr. Davidson is the principal stockholder of Guardian. His principal business address and the principal address of Guardian is 2300 Harmon Road, Auburn Hills, Michigan 48326-1714.

     Guardian Energy Management Corp. ("GEMCO"), a Michigan corporation and a wholly owned subsidiary of Guardian, is engaged in the exploration, development and production of oil and natural gas in North America. GEMCO owns working interests in various natural gas fields and production properties.

     The name, business address and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of the executive officers and members of the Board of Directors of Guardian and GEMCO and any person controlling such entity are set forth on Schedule A attached hereto.

     During the last five years, none of Mr. Davidson, Guardian, GEMCO or any of the other persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration for the securities consisted of common stock and warrants of Miller Exploration Company (the "Miller Company"), as described in Item 3 below. GEMCO held such securities for its own account, and made filings on Schedule 13D with respect to those securities.

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the transaction was to obtain an interest in the Issuer. None of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions listed in items (a) through (j) (inclusive) of this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) and (b) The Reporting Persons beneficially own, and share voting power of, 1,253,904 shares of Common Stock. GEMCO holds of record 453,119 shares of Common Stock, and holds options to purchase an additional 800,785 shares of Common Stock.

         On December 4, 2003, the merger (the "Merger") of the Miller Company with a wholly-owned subsidiary of the Issuer, with the Miller Company surviving the Merger as a wholly-owned subsidiary of the Issuer, were consummated. In the Merger, each share of Common Stock of the Miller Company was converted into
1.22342 shares of Common Stock, and each of GEMCO's warrants to purchase a share of Common Stock of the Miller Company was converted into an option to purchase
1.22342 shares of Common Stock.

        As a result of the Merger, all of the shares of common stock of the Miller Company previously beneficially owned by the Reporting Persons were converted into shares of Common Stock, and all of the outstanding warrants exercisable for the common stock of the Miller Company held by Guardian Energy Management Corp. were assumed by the Issuer and became options to acquire shares of Common Stock.

        (c) See (a) and (b) above. No other transactions in the Common Stock were effected by any Reporting Person during the past 60 days.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    January 27, 2004                             By: /s/ William Davidson
    --------------------------------               ---------------------------
                      Date                          Name: William Davidson



                                                 GUARDIAN INDUSTRIES CORP.

    January 27, 2004                             By: /s/ Robert H. Gorlin
    --------------------------------               ---------------------------
                      Date                          Name: Robert H. Gorlin
                                                    Title: Corporate Secretary



                                                 GUARDIAN ENERGY MANAGEMENT INC.

    January 27, 2004                             By:  /s/ Paul A. Halpern
    ---------------------------------               ----------------------------
                      Date                          Name: Paul A. Halpern
                                                    Title: Vice President -
                                                           Operations

                                   SCHEDULE A

                        DIRECTORS, EXECUTIVE OFFICERS AND
             CONTROLLING PERSONS OF GUARDIAN ENERGY MANAGEMENT CORP.

The following table sets forth the name, title, principal occupation or employment and citizenship of the directors, executive officers and controlling persons (other than Guardian Industries Corp.) of Guardian Energy Management Corp. Except as otherwise set forth below, the business address of each person listed below is 2300 Harmon Road, Auburn Hills, MI 48326-1714.




                                                              Present Occupation or
     Name                        Title                        Principal Employment                 Citizenship
     ----                        -----                        ---------------------                -----------

Ralph J. Gerson           President and  Director             Executive Vice President                  USA
                                                              and Director of
                                                              Guardian Industries Corp.

Russell J. Ebeid          Director                            President/Glass Division of               USA
                                                              Guardian Industries Corp.


William Davidson          Director                            President, Chief Executive Officer        USA
                                                              and Director of Guardian
                                                              Industries Corp.

Jeffrey A. Knight         Vice President - Finance            Group Vice President - Finance            USA
                                                              of Guardian Industries Corp.


Peter S. Walters          Vice President                      Group Vice President of                   USA
                                                              Guardian Industries Corp.

Paul Halpern              Vice President - Operations         Associate Tax Counsel of                  USA
                                                              Guardian Industries Corp.

Robert H. Gorlin          Secretary                           Vice President, General Counsel and       USA
                                                              Secretary of Guardian Industries Corp.

David B. Jaffe             Assistant Secretary                Associate General Counsel of              USA
                                                              Guardian Industries Corp.

E. Ann Waichunas           Treasurer                          Treasurer of  Guardian                    USA
                                                              Industries Corp.

Katherine E. Castillo      Assistant Treasurer                Tax Manager of Guardian                   USA
                                                              Industries Corp.


Gary W. Greene             Assistant Treasurer                Assistant Vice President - Tax            USA
                                                              of Guardian Industries Corp.



                        DIRECTORS, EXECUTIVE OFFICERS AND
                CONTROLLING PERSONS OF GUARDIAN INDUSTRIES CORP.

The following table sets forth the name, title, principal occupation or employment and citizenship of the directors, executive officers and controlling persons of Guardian Industries Corp. Except as set forth below, the business address of each person listed below is 2300 Harmon Road, Auburn Hills, MI 48326-1714.


                                                                Present Occupation or
                                                                Principal Employment
      Name                       Title                          (if Different from Title)            Citizenship
      ----                      -------                         -------------------------            -----------
William Davidson           President, Chief Executive                                                   USA
                           Officer and Director

Ralph J. Gerson            Executive Vice                                                               USA
                           President and Director

Russell J. Ebeid           President - Glass                                                            USA
                           Division and Director

D. James Davis             President/Automotive Group                                                   USA
23751 Amber Avenue
Warren, MI 48089

Jeffrey A. Knight          Group Vice President -                                                       USA
                           Finance

Peter S. Walters           Group Vice President                                                         USA

James Moore                Group Vice President                                                         USA

Charles G. Croskey         Group Vice President                                                         USA
11535 Mountainview
Kingsburg, CA 93631

Scott V. Thomsen           Group Vice President                                                         USA
14511 Romine Rd.           Chief Technology Officer
Carleton, MI 48117

Richard Alonzo             Vice President - Engineering                                                 USA




Joseph G. Bruce            Vice President - Purchasing                                                  USA

Paul M. Rappaport          Vice President - Tax Counsel                                                 USA

Bruce Cummings             Vice President - Human Resources                                             USA


Robert H. Gorlin           Vice President, General Counsel                                              USA
                           and Secretary

Donald Trofholz            Vice President and Chief                                                     USA
                           Accounting Officer

Gary W. Green              Assistant Vice President - Tax                                               USA

E. Ann Waichunas           Treasurer                                                                    USA

Oscar H. Feldman           Director and Assistant Secretary    Attorney at Law,                         USA
Suite 200                                                      Counsel to Butzel Long
32270 Telegraph
Birmingham, MI 48025

